Exhibit 99.1

BaiJiaYun Limited Announces Completion of Merger and New Board and Management

BEIJING, China, December 23, 2022 – BaiJiaYun Limited (“BaiJiaYun”) today announced the successful completion of the transaction (the “Transaction”) previously announced on July 19, 2022 between BaiJiaYun and Fuwei Films (Holdings) Co., Ltd. (“Fuwei Films” or the “Company”). As announced on September 26, 2022, the Transaction and certain additional Transaction-related proposals were approved by Fuwei Films’ shareholders at an extraordinary general meeting held on September 24, 2022 (the “EGM”). Among such proposals, the Company’s name will be changed from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司”. The Company continues to be listed on Nasdaq and its ticker is expected to be changed from “FFHL” to “RTC”.

Completion of Transaction

Pursuant to the Agreement and Plan of Merger, dated July 18, 2022, by and between Fuwei Films and BaiJiaYun (the “Merger Agreement”), at the closing of the Transaction (the “Closing”), the then shareholders of BaiJiaYun exchanged all of the issued and outstanding share capital of BaiJiaYun for newly issued shares of the Company on the terms and conditions set forth in the Merger Agreement. As a result of the Transaction, BaiJiaYun has become a wholly-owned subsidiary of the Company. Immediately prior to the Closing, the third amended and restated memorandum of association and the second amended and restated articles of association of the Company, as approved at the EGM, became effective. Immediately after the Closing, the securities issued and outstanding of the Company will be: (i) 29,201,849 class A ordinary shares, (ii) 54,583,957 class B ordinary shares, and (iii) warrants to subscribe for 17,964,879 class A ordinary shares.

In connection with the Transaction, Linklaters served as legal counsel to BaiJiaYun.

Name and Ticker

As approved at the EGM, the Company’s name will be changed from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd 百家云集团有限公司” effective from the date of entry of the new name in place of the existing name of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands. The ticker of the Company is expected to be changed from “FFHL” to “RTC”.

New Board and Management

The Company’s board of directors (the “Board”) and management currently consist of the following members, effective upon the Closing in accordance with the Merger Agreement:

•	Mr. Gangjiang Li, the founder of BaiJiaYun, has been appointed the chairman of the Board, the Company’s chief executive officer, and the chairperson of the compensation committee of the Board.
•	Mr. Yi Ma, previously a director of BaiJiaYun, has been appointed a director and the president of the Company and the chairperson of the nominating and corporate governance committee of the Board.
•	Mr. Chun Liu has been appointed an independent director of the Company, a member of the audit committee of the Company and a member of the compensation committee of the Board.
•	Mr. Erlu Lin has been appointed an independent director of the Company, the chairperson of the audit committee of the Board and a member of the nominating and corporate governance committee of the Board.
•	Mr. Lei Yan, previously the chief executive officer and chairman of the Board of Fuwei Films, has been appointed a director of the Company.
•	Mr. Yong Fang has been appointed the chief financial officer of the Company.

Ms. Jingjing Cheng, previously the chief financial officer and a director of Fuwei Films, Mr. Tee Chuang Khoo, Mr. Junying Liu, and Mr. Lihang Geng, each previously an independent director of Fuwei Films, have all resigned from their respective roles.

About Baijiayun Group Ltd 百家云集团有限公司

Baijiayun Group Ltd and its subsidiaries (“Baijiayun Group”) is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun Group is committed to delivering reliable, high-quality video experiences across devices and localities and have grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun Group offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, Video AI and System Solutions. Baijiayun Group is catered to the evolving communications and collaboration needs of enterprises of all sizes and industry, which makes Baijiayun Group a one-stop video technology solution provider.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the proxy statement filed as exhibit 99.2 to the Form 6-K on August 22, 2022, and other documents that the parties have filed or furnished, or may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, BaiJiaYun and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Lucia Domville

Investor Relations

Grayling

Phone: +1-646-824-2856

Email: lucia.domville@grayling.com